FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of May 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Acambis announces significant progress on MVA smallpox vaccine
Major Shareholding (Barclays)
Q1 news release
Acambis expands manufacturing capability with acquisition of fill/finish facility
Holding in Company
Holding in Company
Result of AGM

Acambis announces significant progress on its MVA smallpox vaccine programme with publication of Phase I trial results

Cambridge, UK and Cambridge, Massachusetts – 28 April 2005 – Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces an update on its programme to develop and manufacture its Modified Vaccinia Ankara (“MVA”) attenuated smallpox vaccine, MVA3000, with results from a Phase I clinical trial of MVA3000. Acambis is co-developing the MVA3000 vaccine with Baxter Healthcare SA (“Baxter”), which is providing process development and manufacturing services.

MVA3000 is a weakened form of smallpox vaccine that is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions such as eczema. Acambis was awarded contracts by the US National Institute of Allergy and Infectious Disease (“NIAID”), part of the US National Institutes of Health, in February 2003 and September 2004 for the manufacture of MVA3000 and a series of Phase I and Phase II clinical trials.

In the randomised, double-blind Phase I trial, Acambis investigated MVA3000’s safety and immunogenicity profile in 88 healthy adults who had not previously been vaccinated against smallpox. In addition, a comparator group of 22 subjects received a placebo.

In subjects vaccinated at the highest dose level, 97% seroconverted to vaccinia virus-specific antibodies (determined by enzyme-linked immunosorbent assay) and 82% seroconverted to vaccinia neutralising antibodies (determined by plaque-reduction neutralisation testing) after two doses. No subjects experienced unexpected or serious adverse events.

Dr Thomas Monath, Chief Scientific Officer of Acambis, commented:

“These clinical trial results were exactly in line with our expectations, based on the long history of MVA and the pre-clinical testing profile of MVA3000. These results give us a clearer picture of the candidate vaccine’s clinical profile that increases our confidence for the upcoming trials. We will start a Phase II safety and immunogenicity trial in healthy adults as planned in the coming weeks and are on schedule to commence additional Phase I trials in target population subjects with HIV and atopic dermatitis later this year.”

The US Government has indicated its intention to procure a stockpile of an attenuated smallpox vaccine, such as MVA3000, as part of its defence against the threat of smallpox virus being used as a bioterrorist weapon, for which Acambis and Baxter plan to tender in due course.

Chief Executive Officer Gordon Cameron added:

“We have successfully completed all planned activities to date and have met every milestone and deadline since being awarded the NIAID contract in September 2004. These trial results have confirmed our expectations of MVA3000’s clinical profile and, together with our strong track record in delivering on government contracts and ability to manufacture to commercial scale through our partnership with Baxter, reinforce our competitive edge in the MVA field. We are confident we are in prime position to bid for supply of the US Government’s MVA stockpiling requirements.”

All studies are being funded under the NIAID contracts. The MVA3000 programme has been designated as a “fast track” development programme by the US Food and Drug Administration.

Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
Tel: +1 (617) 761 4200

David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Lucy Briggs
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About Acambis’ NIAID contracts

Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, is potentially worth up to $131m, with a $76m core component requiring clinical testing and manufacture of 500,000 doses of MVA3000, and an optional element worth $55m for the manufacture of a further 2.5 million doses of MVA3000.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company's 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:

Gerrard Ltd 4,240 shares
Barclays Capital Securities Ltd 746,332 shares
Barclays Capital Inc 407 shares
Barclays Life Assurance Co Ltd 107,172 shares
Barclays Global Investors Ltd 2,377,472 shares

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

28 April 2005

12. Total holding following this notification

3,235,623 shares

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

5 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM BST ON TUESDAY, 10 MAY 2005

Acambis delivers good progress towards strategic goals

Cambridge, UK and Cambridge, Massachusetts – 10 May 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its results for the first quarter ended 31 March 2005.

Key points
>	Acquisition of strategically important lyophilisation and fill/finish facility announced today (see separate news release)
>	Smallpox vaccine franchise update:
–	MVA3000 attenuated smallpox vaccine Phase l trial results in line with expectations: 97% seroconversion rate at the highest dose level
–	Draft Request for Proposals for US Government attenuated smallpox vaccine stockpiling contract expected shortly
>	Research and development update:
–	ChimeriVax-JE: Bridging trial completed; serology analysis underway. Duration of immunity study provides supporting data for ChimeriVax-JE as a single-dose vaccine
–	ChimeriVax-West Nile vaccine Phase I trial results reinforce earlier published data. 100% and 96% seroconversion at the low and high dose levels, respectively; plans for next trial underway
–	C. difficile Phase l trials to be initiated in the next few weeks
>	First results reported under International Financial Reporting Standards

Key financials (reported under IFRS)

First quarter ended 31 March	2005	2004

Revenue	£6.0m	£18.8m
Loss before tax	£(5.8)m	£(1.8)m
Basic loss per share	(4.1)p	(1.2)p
Basic loss per ADR	$(0.15)	$(0.04)
Cash	£94.3m	£130.1m

Gordon Cameron, Chief Executive Officer of Acambis, commented:

“Acambis has seen good progress since the beginning of the year with the clinical pipeline moving forward very much in line with our expectations. We have also announced today the acquisition of a fill/finish facility in the US, which is a significant step towards achieving our strategic goals.

“Revenues in the period reflected the existing ACAM2000 US Government contract nearing its successful completion. We anticipate a busy period of newsflow through the second half of the year. In particular we look forward to hearing back from the US Government on our warm-base manufacturing proposal and the anticipated contract to supply MVA smallpox vaccine.”

-ends-

A conference call for analysts will be held today (Tuesday, 10 May) at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 17 May 2005 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is 52886402. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available for 12 months until 10 May 2006.

Chairman’s statement

Overview

Our goal is to build Acambis into a fully integrated, profitable biopharmaceutical company, targeting infectious diseases with vaccines and other biological products, and generating predictable and sustainable revenues through both organic growth and acquisitions. To deliver that goal, we are focused on exploiting our smallpox franchise to the full, driving the development of other products in our pipeline, developing and leveraging core capabilities and improving the predictability of our revenue stream.

I am pleased to report that, since the start of 2005, we have made good progress towards delivering those strategic aims by acquiring an important manufacturing capability and moving two key clinical projects towards the next stage of development.

Today, we have announced the acquisition of a lyophilisation (freeze-drying) and fill/finish manufacturing facility based in Baltimore, MD, US from BioReliance Corporation (“BioReliance”), a subsidiary of Invitrogen Corporation, for $7.5m. This acquisition gives us control of the three principal stages of the vaccine manufacturing process – bulk production, purification and fill/finish – and provides the capability to take a vaccine from concept to commercialisation.

In our efforts to drive our vaccine development programmes forward, we have successfully achieved milestones in two of our projects, with results from Phase I trials of MVA3000, our Modified Vaccinia Ankara (“MVA”) attenuated smallpox vaccine candidate, and ChimeriVax-West Nile, our vaccine candidate against the West Nile virus.

Corporate update

Fill/finish acquisition

As part of our strategy of bringing in-house core capabilities that are critical to our long-term success, we have acquired a US-based lyophilisation and fill/finish facility from BioReliance for a total of $7.5m, comprised of $3m in cash upfront plus a further $4.5m payable over the next 12 years. This is a strategically important acquisition because worldwide Good Manufacturing Practice (“GMP”) contract manufacturing capacity for lyophilisation, filling and finishing live, viral vaccines is increasingly limited.

The 58,000 sq ft facility became operational in 2000. It was designed to produce liquid or lyophilised material at a scale sufficient for clinical trials. We plan to undertake a $4-6m expansion programme to establish GMP-compliant fill/finish operations at a commercial scale suitable for many of the vaccines in our development pipeline, including our ACAM2000 and MVA3000 smallpox vaccines, ChimeriVax-JE, ChimeriVax-West Nile and our vaccine candidate against Clostridium difficile (“C. difficile”). This facility also forms a core component of our warm-base production capability for ACAM2000 smallpox vaccine, for which we are in ongoing discussions with the US Government. Although we will incur additional operating costs in the near term, it is expected that the savings in subcontractor costs will more than offset these additional costs in the medium to longer term.

Smallpox vaccine franchise update

MVA3000

On 28 April, we announced results from a Phase l trial of our MVA attenuated smallpox vaccine, MVA3000. The work is being conducted under contracts awarded by the US National Institute of Allergy and Infectious Diseases (“NIAID”), part of the National Institutes of Health, and in partnership with our co-developer, Baxter Healthcare SA (“Baxter”), which is providing process development and manufacturing services.

The trial was designed to test the safety, tolerability and immunogenicity of MVA3000 in 88 healthy adult subjects who had not previously been vaccinated against smallpox. A comparator group of 22 subjects received a placebo. The data show that, after two doses were administered at the highest dose level, 97% of the subjects developed vaccinia virus-specific antibodies by the ELISA assay and 82% developed vaccinia-neutralising antibodies. No unexpected or serious adverse events were reported.

These results were very much in line with our expectations, based on the long history of clinical use of MVA vaccines and pre-clinical testing of our vaccine candidate. They give us a clearer picture of the candidate vaccine’s clinical profile that increases our confidence for the upcoming trials. As part of the NIAID contracts, a Phase II trial of MVA3000 is planned to start in the coming weeks. Additional Phase I trials in target population subjects with HIV and atopic dermatitis are scheduled to start in the second half of the year.

We believe these clinical data further cement our position as a leading contender for US Government stockpiling contracts of attenuated smallpox vaccine. In addition to product data, we have an unrivalled track record in delivering on US Government biodefence vaccine contracts, experienced US-based clinical and regulatory teams, and Baxter’s considerable manufacturing capability and expertise.

On 28 April 2005, Stewart Simonson, J.D. Assistant Secretary, Office of Public Health Emergency Preparedness of the US Department of Health and Human Services testified to the Senate Appropriations Subcommittee on Homeland Security that “to signal our intent to acquire a next-generation smallpox vaccine, we will be releasing a draft request for proposal for industry comment within the next two weeks”. As a result, we continue to expect that the final RFP for the major stockpiling contract will be issued in the first half of 2005 and awarded in the second half.

ACAM2000

Data from the ACAM2000 Phase III trials are being analysed and, together with data from previous trials, assembled in preparation for a pre-Biologics License Application (“BLA”) meeting with the US Food and Drug Administration (“FDA”) that we expect to take place in the third quarter of this year. Assuming a successful outcome of that meeting, we remain on track to file the BLA in the second half of the year.

In March, we announced that we had submitted a proposal to the US Centers for Disease Control and Prevention (“CDC”) to provide the US Government with a warm-base manufacturing capability. Discussions with the CDC about our proposal are ongoing. The acquisition of a fill/finish facility, announced today, provides a fully integrated supply chain for ACAM2000 based entirely on US soil, which formed an integral part of our proposal to the CDC.

VIG

Cangene Corporation (“Cangene”) recently announced that its Vaccinia Immune Globulin (“VIG”), C-VIG, has been approved by the FDA. C-VIG is a hyperimmune product used to treat certain adverse reactions to smallpox vaccination. Acambis acts as sales agent to Cangene in markets outside North America in marketing the product to governments.

Travel vaccine franchise update

Vivotif®

In the first three months of the year, sales of Vivotif, the oral typhoid vaccine marketed in North America by our subsidiary, Berna Products, were ahead of the same period last year. For part of the period, the competitor product has not been available and we are also reaping the benefits of recent successful marketing campaigns. We are continuing to explore other opportunities to acquire, in-license or co-market products that can be distributed by Berna Products.

R&D update

ChimeriVax-JE

During the first quarter, we completed recruitment of the “bridging trial”. The clinical phase of the bridging trial has now been concluded and serology analysis is underway. We are on track to meet our objective of initiating Phase lll testing in the second half of the year.

Interim data from an ongoing duration of immunity study showed that neutralising antibody levels remained high at both six and 12 months after a single inoculation with ChimeriVax-JE, reinforcing our belief that our product will be effective as a single-dose vaccine.

ChimeriVax-West Nile

Results froma Phase I trial of our ChimeriVax-West Nile vaccine candidate will be presented tomorrow (Wednesday, 11 May) at the National Foundation for Infectious Diseases’ Annual Conference on Vaccine Research in Baltimore, MD, US by our Chief Scientific Officer, Dr Thomas Monath. This is the first human clinical trial of a West Nile vaccine to be completed.

In the 80-subject safety and immunogenicity trial, 45 subjects received one of two dose levels of ChimeriVax-West Nile, 30 subjects received placebo and five subjects received a licensed yellow fever vaccine control. Of the subjects who received ChimeriVax-West Nile, 96% developed West Nile-neutralising antibodies at the higher dose and 100% at the lower dose. As previously reported, a serious adverse event was noted, which we believe was caused by strenuous exercise. There was no notable difference in the incidence of treatment-related reactions between the three groups.

We are now manufacturing ChimeriVax-West Nile clinical trial material at our Canton manufacturing facility. Through that process, we have optimised the vaccine formulation and will be using that material in the next clinical trial. Once the product is released and the revised Investigational New Drug application filed with the FDA, we plan to initiate the next trial in the second half of 2005.

C. difficile

We are preparing to initiate the first of two Phase I trials of our C. difficile vaccine in the next few weeks. In April, we presented data to the Society for Healthcare Epidemiology of America’s 15th Annual Scientific Session, which indicated that a more virulent strain of C. difficile has developed that is causing significant problems in North America. Working alongside the CDC, Acambis scientists were able to identify that a strain of C. difficile responsible for an epidemic-level outbreak in a Canadian hospital produces much higher levels of toxins A and B than had been seen previously. At the hospital in question, the number of cases of C. difficile-associated diarrhoea quadrupled from 35.6 per 1000 population to 156.3 per 1000 population between 1991 and 2003.

ARILVAX™

As highlighted at the time of our preliminary results announcement in March, discussions are ongoing with Chiron Vaccines, the owner and manufacturer of the ARILVAX yellow fever vaccine to which we have US marketing rights, about the project’s timelines and regulatory strategy.

Outlicensing

Following our decision in 2004 not to continue development of certain of our vaccine programmes, we have been pursuing opportunities to out-license those programmes. Rights to our enterotoxigenic E. coli (“ETEC”) vaccine against travellers’ diarrhoea have been licensed to Cambridge Biostability Ltd (“CBL”), a Cambridge, UK-based vaccine development and stabilisation company. CBL will continue development of the vaccine, HolaVax-ETEC, and plans to conduct further clinical trials later this year. We have retained an option for an exclusive licence to market the vaccine in North America.

Financial review

To date, Acambis has prepared its primary financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). The financial results presented below are, for the first time, presented in accordance with the Group’s accounting policies based on International Financial Reporting Standards (“IFRS”) as adopted by the European Union. This unaudited results announcement for the three months ended 31 March 2005 is prepared in accordance with the IFRS accounting policies that are expected to apply in 2005. The 2004 comparator numbers in this statement for the three months ended 31 March 2004 and the full year ended 31 December 2004 have been restated under IFRS.

Also included in this statement, in appendices 1 to 4, we have restated our 2004 financial information under IFRS, describing our new IFRS accounting policies and reconciling previously reported UK GAAP results to IFRS results. The format of the primary statements under IFRS differs from that previously adopted by Acambis under UK GAAP, to reflect new IFRS requirements.

An overview of the impact of IFRS is provided on page 13 of this statement.

Trading results

The following section summarises the financial highlights for the three months ended 31 March 2005 (“Q1”). Unless stated otherwise, the comparative figures in parentheses relate to the equivalent three-month period in 2004.

Revenue in Q1 was £6.0m (2004 – £18.8m). The main sources of revenue were our fixed-price 155 million-dose smallpox contract with the CDC, our two contracts with the NIAID for MVA3000, product sales of Vivotif and revenue from sanofi pasteur in respect of the ChimeriVax-Dengue vaccine programme. Revenues from the CDC contract were lower in 2005 as the majority of work under this contract has already been completed; activities were focused on work required for the BLA submission, planned for later in the year. In 2004, revenues also included deliveries of ACAM2000 vaccine to the CDC.

Cost of sales also decreased in line with revenues to £3.9m (2004 – £12.4m) and represented costs on all of the above programmes except costs on the ChimeriVax-Dengue vaccine programme, which are recorded within R&D costs. Our gross profit margin in Q1 was 35.0% (2004 – 34.0%).

R&D costs increased slightly in Q1 to £7.1m (2004 – £6.6m) as a result of the progression of our projects into later stages of development and the process development and manufacturing work for our R&D projects.

Sales and marketing costs in Q1 remained at a similar level of £0.6m (2004 – £0.7m). Administrative costs reduced to £1.1m (2004 – £1.5m), as a result of the inclusion of £0.7m of restructuring costs in 2004.

During Q1, a non-operating expense of £0.1m (2004 – nil) was recorded as a result of the increase in the amount outstanding under our US dollar-denominated overdraft facility for our ARILVAX™ programme, caused by exchange rate fluctuations. Finance income increased in Q1 to £1.2m (2004 – £0.8m) as a result of the higher levels of cash throughout the period. Finance costs remained constant at £0.2m (2004 – £0.2m).

The pre-tax loss increased for the period at £5.8m (2004 – £1.8m) principally as a result of the lower level of revenue and associated gross profit.

The tax rate for the period was 24.1% (2004 – 27.8%). The higher rate in 2004 was as a result of the unwinding of deferred tax arising under IFRS.

Purchases of property, plant and equipment

Expenditure on purchases of property, plant and equipment in Q1 was lower at £0.4m (2004 – £0.8m), relating principally to the cost of redeveloping and expanding areas of our US R&D facility.

Balance sheet highlights

i)      Cash/debtors

The short-term investments and cash balance of the Group at 31 March 2005 stood at £94.3m (31 December 2004 – £101.8m). The reduction is largely as a result of expected working capital requirements in the quarter, notably tax payments. Trade debtors and other receivables decreased to £13.2m at 31 March 2005 (31 December 2004 – £15.6m), partly as a result of payments received from Baxter during the quarter.

ii)     Inventory/current liabilities

Inventory levels decreased to £5.0m at 31 March 2005 (31 December 2004 – £6.0m). Inventory principally represents work-in-progress and finished goods in relation to our ACAM2000 and Vivotif vaccines.

Current liabilities at 31 March 2005 reduced significantly to £38.0m (31 December 2004 – £48.0m), principally as a result of payments made during the period. Our adopted method for recognising revenue under the ACAM2000 contract with the CDC, which involves the recognition of revenue in line with the degree of completion of the contract, continues to give rise to a difference between invoices submitted and amounts recognised as revenue. At 31 March 2005 this difference was £13.8m (31 December 2004 – £16.5m). This deferred revenue balance will continue to unwind during 2005 and 2006 as BLA activities progress.

iii)    Lease financing and overdraft facilities

The combined balance on our two US dollar-denominated financing facilities reduced in the three months to 31 March 2005 to £12.5m (31 December 2004 – £13.0m) as a result of the US dollar-denominated lease-financing facility continuing to be repaid. The balance on this facility was £8.8m at 31 March 2005 (31 December 2004 – £9.4m). The balance on the ARILVAX™ overdraft facility at 31 March 2005 was £3.7m (31 December 2004 – £3.6m), the increase being attributable to an exchange rate movement in the quarter.

Summary and outlook for 2005

Our achievements in the first quarter ensure that we remain on track to deliver our 2005 goals, which form part of our longer-term strategy to build Acambis into a fully integrated, profitable biopharmaceutical company.

In terms of the smallpox franchise, we will move closer to submission of the ACAM2000 BLA with a pre-BLA meeting with the FDA expected in the third quarter of this year and await a final decision from the CDC on our warm-base manufacturing proposal. We look forward to seeing shortly, and commenting on, the US Government’s draft RFP relating to the procurement of a stockpile of attenuated smallpox vaccine and are preparing ourselves to respond to the final RFP when it is issued.

Further pipeline progress is expected over the coming months with the initiation of a Phase II trial of MVA3000, two Phase I trials of our C. difficile vaccine, and completion of the ChimeriVax-JE bridging trial, which is the final step before progressing this vaccine into pivotal Phase III trials in the second half of the year.

We are also continuing to pursue opportunities to acquire, in-license or co-market products that can be channelled through our Berna Products infrastructure.

Alan Smith
Chairman

This announcement was approved by the Board of Directors on 9 May 2005.

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer	Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 761 4200
David Lawrence, Chief Financial Officer Lyndsay Wright, VP, Communications and Investor Relations	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300
Financial Dynamics: David Yates/Lucy Briggs	Tel: +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States since 1999.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company’s 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Results for the three months ended 31 March 2005

Group income statement

	Three months ended 31 March 2005	Three months ended 31 March 2004	Year ended 31 December 2004
	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m
Revenue	6.0	18.8	85.5
Cost of sales	(3.9)	(12.4)	(35.0)

Gross profit	2.1	6.4	50.5

Research and development costs	(7.1)	(6.6)	(29.4)
Sales and marketing costs	(0.6)	(0.7)	(2.8)
Administrative costs (including costs relating to Canton plant impairment and restructuring costs)	(1.1)	(1.5)	(5.6)
Other operating income: Settlement of Canton agreement	—	—	10.2

Operating (loss)/profit	(6.7)	(2.4)	22.9

Non-operating (expense)/income	(0.1)	—	0.2
Finance income	1.2	0.8	4.8
Finance costs	(0.2)	(0.2)	(0.9)

(Loss)/profit on ordinary activities before taxation	(5.8)	(1.8)	27.0

Taxation	1.4	0.5	(7.6)

(Loss)/profit on ordinary activities after taxation	(4.4)	(1.3)	19.4

Basic (loss)/earnings per share (in pence)	(4.1)p	(1.2)p	18.3p
Basic (loss)/earnings per ADR (in $) (note 2)	$(0.15)	$(0.04)	$0.70
Diluted (loss)/earnings per share (in pence)	(4.1)p	(1.2)p	17.9p
Weighted average number of ordinary shares in issue – basic	107,159,049	105,211,100	106,300,080
Weighted average number of ordinary shares in issue – diluted	107,159,049	105,211,100	108,649,389

Group balance sheet as at 31 March 2005

	As at 31 March 2005	As at 31 December 2004
	(unaudited)	(unaudited)
	£m	£m
Non-current assets
Goodwill	15.4	15.4
Other intangible assets	4.2	4.2
Property, plant and equipment	17.9	18.5
Other non-current assets	0.1	2.5

	37.6	40.6
Current assets
Inventory	5.0	6.0
Trade and other receivables	13.2	15.6
Liquid investments	17.8	9.3
Cash and cash equivalents	76.5	92.5

	112.5	123.4
Current liabilities
Short-term borrowings	(3.7)	(3.6)
Short-term financial liabilities	(3.2)	(3.1)
Accruals and deferred income	(24.1)	(27.8)
Trade and other payables	(6.6)	(13.1)
Deferred tax provision	(0.4)	(0.4)

	(38.0)	(48.0)

Net current assets	74.5	75.4

Total assets less current liabilities	112.1	116.0

Non-current liabilities
Investment in Joint Venture	(0.3)	(0.3)
Long-term financial liabilities	(5.6)	(6.3)
Deferred and contingent consideration	(0.4)	(0.5)
Deferred tax provision	(1.5)	(1.2)

	(7.8)	(8.3)

Net assets	104.3	107.7

Shareholders' equity
Share capital	10.7	10.7
Share premium account	97.8	97.8
Other reserves	(2.0)	(2.5)
Retained earnings	(2.2)	1.7

Total shareholders' equity	104.3	107.7

Reconciliation of movements in Group shareholders’ equity

	As at 31 March 2005	As at 31 December 2004
	(unaudited)	(unaudited)
	£m	£m
Retained (loss)/profit for the period	(4.4)	19.4
Gain/(loss) on foreign currency exchange	0.8	(2.5)
Credit due to employee share schemes and related tax effect	0.2	2.4

	(3.4)	19.3
New share capital subscribed	—	1.9

Net (decrease)/increase in shareholders’ equity	(3.4)	21.2
Opening shareholders’ equity	107.7	86.5

Closing shareholders’ equity	104.3	107.7

Reconciliation of net funds

	1 January 2005 £m	Cash flow £m	Non-cash movement (note 3) £m	Exchange movement £m	31 March 2005 £m

Liquid investments	9.3	8.5	—	—	17.8
Cash and cash equivalents	92.5	(16.2)	—	0.2	76.5

	101.8	(7.7)	—	0.2	94.3
Short-term borrowings	(3.6)	—	—	(0.1)	(3.7)
Financial liabilities	(9.4)	0.8	(0.1)	(0.1)	(8.8)

	88.8	(6.9)	(0.1)	—	81.8

Group cash flow statement

	Three months ended 31 March 2005	Three months ended 31 March 2004	Year ended 31 December 2004
	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m
Operating activities
(Loss)/profit on ordinary activities before tax	(5.8)	(1.8)	27.1
Depreciation and amortisation	1.1	1.0	6.3
Decrease in working capital	3.3	7.0	(51.6)
Other non-cash movements	0.2	(0.1)	2.6
Net finance costs	(1.0)	(0.6)	(3.9)
Taxes paid	(5.2)	—	(1.6)

Cash flows from operating activities	(7.4)	5.5	(21.1)

Investing activities
Purchase of business operations	—	—	(0.3)
Disposals of investments	—	—	0.7
Purchases of property, plant and equipment	(0.4)	(0.8)	(3.4)

Cash flows from investing activities	(0.4)	(0.8)	(3.0)

Financing activities
Interest element of finance lease payments	(0.2)	—	(0.7)
Interest received	1.1	0.7	4.2
Proceeds from issue of share capital	—	0.3	1.9
Capital element of finance lease payments	(0.8)	—	(2.5)
Increase in liquid investments	(8.5)	(13.7)	(9.5)

Cash flows from financing activities	(8.4)	(12.7)	(6.6)

Decrease in cash and cash equivalents	(16.2)	(8.0)	(30.7)

Notes

1.   Basis of preparation
The financial information for the three months ended 31 March 2005 is unaudited and has been prepared in accordance with the Group's accounting policies, based on IFRS and published with this statement, that are expected to apply for 2005. The financial information for the three month period ended 31 March 2004 is also unaudited and has been restated under IFRS. The financial information relating to the year ended 31 December 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The data has been extracted from the full report for that year which will be delivered to the Registrar of Companies for England and Wales in due course, and has been restated under IFRS. The report of the Auditors on the 2004 accounts as prepared under UK GAAP was unqualified. The statutory accounts presented under UK GAAP for the year ended 31 December 2004 and the Notice of The Annual General Meeting were sent to the shareholders on 11 April 2005. The 2004 Annual General Meeting is to be held on 11 May 2005.

2.   (Loss)/earnings per ADR (basic)
Each American Depository Receipt ("ADR") represents two ordinary shares. The basic earnings per ADR is calculated by multiplying the earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.8896, 1.8379 and 1.9199 for 31 March 2005, 31 March 2004 and 31 December 2004 respectively.

3.   Non-cash movement
In December 2001, the Group entered into a lease-financing arrangement with Baxter Healthcare Corporation in respect of the Group's manufacturing plant. During the three months to 31 March 2005 interest payable on the finance lease was charged to the Group income statement, but was not fully paid in the period. The unpaid element for the three months ended 31 March 2005 of £0.1m (2004 – £0.2m) is shown as a non-cash movement on the reconciliation of net funds.

Appendix 1 – Restatement of financial information following the adoption of IFRS

Introduction

For accounting periods from 1 January 2005, Acambis is required to present its financial statements in accordance with IFRS. The comparative reporting period for 2004 has, therefore, been restated.

The information published in the following appendices comprises:
>	Appendix 2: A summary of the differences arising on the adoption of the new standards compared to previously published information under UK GAAP
>	Appendix 3: The key accounting policies adopted by Acambis under IFRS
>	Appendix 4: Restates the financial results for 2004 including a reconciliation from UK GAAP results and summarises the main accounting policies adopted by Acambis under IFRS

Statement of compliance

The consolidated financial statements of Acambis have been prepared in accordance with IFRS.

Basis of preparation

The restated financial information has been prepared in accordance with the revised accounting policies based on IFRS as noted below.

Date of transition

The rules for first-time adopters of IFRS are set out in IFRS 1 ‘First-time Adoption of IFRS’, which allows certain transitional provisions. Where Acambis has taken advantage of the exemption, this is noted in the relevant section. We have restated our balances from the date of transition, which is 1 January 2004.

Overview of impact

Following our analysis and review, which has included IFRS training for our Non-executive Directors, there are two areas that merit highlighting in this overview:

>	increase in reported profit before tax of £1.2m in 2004 due to cessation of systematic amortisation of goodwill; and
>	decrease in reported profit before tax of £0.4m in 2004 due to share option charges.

Appendix 2 – Significant differences arising on adoption of IFRS

The following pages explain the significant accounting differences that have arisen on adoption of IFRS. These are:

>	Business combinations
>	Share based payments
>	R&D capitalisation
>	Hedge transactions
>	Tax effects

IFRS 3 Business combinations

Under UK GAAP, goodwill on acquisitions was capitalised and amortised. Under IFRS, intangible assets identified on acquisition must be capitalised and amortised annually (unless they have an indefinite life), and goodwill is not systematically amortised. Goodwill is reviewed annually for impairment and intangibles on a trigger event.

The Group has applied the exemption granted by IFRS 1 to goodwill acquired before 2003. This has the following impact:
>	The value of goodwill relating to the acquisition of Acambis Inc. in 1999 is frozen at the transition date and amortisation previously reported under UK GAAP for the year ended 31 December 2004 is reversed for the IFRS restatement;
>	The acquisition relating to Berna Products in 2003 has been restated in accordance with IFRS 3, resulting in the creation of an intangible asset, and a reduction in the amount of capitalised goodwill relating to that acquisition.

IFRS 2 Share-based payments

Acambis offers share options to employees as an employment benefit. Under UK GAAP, no accounting charge is made for share options issued at market value. Under IFRS, a fair value must be calculated and a charge made for the period from grant of the option to the vesting date. Acambis has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 31 December 2004.

The charge previously made relating to UITF 17 (Revised 2003) ‘Employee Share Schemes’ has been reversed, as it is replaced by the IFRS 2 charge.

Deferred tax is calculated based on the expected tax deduction on exercise of the options compared to the accounting charge on grant of the option. We have not provided for any increase in a deferred tax asset. Under IFRS, income tax relating to items recognised directly in equity is recognised in equity and not in the income statement, resulting in a movement between the tax charge under UK GAAP and equity under IFRS.

IAS 38 Intangible assets

IAS 38 requires capitalisation of development costs incurred on an individual project if, and only if, specific criteria are met. Management has reviewed these criteria and it is our opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained. Therefore, we have not capitalised any internally generated development costs to date.

IAS 32 and 39 Financial instruments

These standards relate to the disclosure and accounting of financial instruments. From time to time, Acambis enters into forward currency and option transactions to protect some revenues and costs.

Under IFRS, to be able to hedge account for these transactions certain additional documentation must be completed to demonstrate that effective hedging is being undertaken. For hedged transactions which meet the criteria within the standards, the unrealised gain or loss is recorded on the balance sheet and recognised in the income statement. To date, this has had no significant effect on Acambis’ financial statements under IFRS.

IAS 12 Income tax

Under IFRS deferred tax is recognised on taxable temporary differences arising between the tax base and the accounting base of balance sheet items. The scope of IAS 12 is wider than the corresponding UK GAAP standards, and means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. For Acambis, the main differences on adoption of IFRS arise in relation to intangible assets and share based payments, as noted above.

Summary of changes

The net effect on the financial statements arising from the adoption of IFRS is shown in Appendix 4.

Appendix 3 – Key accounting policies adopted under IFRS

Accounting policies

The following policies are those that are considered to be the key accounting policies for Acambis under IFRS.

Basis of accounting

The preparation of the financial statements requires Acambis to make estimates and judgments that affect the reported amount of net assets at the date of the financial statements and the reported amounts of revenues and expenses during the period.

The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivative financial instruments and available-for-sale financial assets.

Turnover

Group turnover comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra-group transactions) derived from contract research fees and licence fees receivable from third parties in the normal course of business. Revenue from product sales is recognised when the risks and rewards of ownership have been transferred to the customer. The Group applies the criteria set out in IAS 18 in determining whether revenue may be recognised on bill and hold transactions entered into by the Group. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognised over the period over which the services are performed. Contract research fees are recognised in the accounting period in which the related work is carried out. Milestones receivable are recognised when they fall contractually due.

Profit is recognised on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the profit and loss account as contract activity progresses. Turnover is recognised according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs.

The smallpox vaccine contract with the CDC, awarded to Acambis in November 2001, is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D programme. This arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately. Since IAS 18 (Revenue) does not contain specific guidance on whether elements of a contract should be “unbundled”, the Group has continued to refer to the UK GAAP standard FRS 5 Application Note G in evaluating its revenue recognition policy. The Group does not consider that the criteria for ‘unbundling’ of contracts as set out in FRS 5 Application Note G have been met. Turnover and profits are recognised according to the extent of performance under the contract, as described above. Manufacturing costs in respect of this contract are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognised as incurred.

Cost of sales

The Group has classified manufacturing costs and costs that are directly attributable to funded research and vaccine manufacture programmes as cost of sales.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using either a Total Shareholder Return pricingmodel or a binomial model, depending on the type of option. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Acambis plc (“market conditions”).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Group at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has an employee share incentive plan and an employee share trust for the granting of non-transferable options to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on 31 December 2004.

Taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:
>	Except where the deferred income tax liability arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
>	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised:
>	Except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
>	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

In the UK and the US, the Group is entitled to a tax deduction for the amount treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under “Share-based payment transactions” above, a compensation expense is recorded in the Group’s income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve.

No compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 31 December 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against the profit and loss reserve.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction, and taking into account the risk/likelihood of the payment being made.

Following initial recognition, goodwill is not amortised but is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Group has applied the exemption granted by IFRS 1 to apply IFRS 3 prospectively from the date of transition to IFRS, with the exception of the acquisition of Berna Products.

Intangible assets

Separately identifiable intangible assets acquired are capitalised at cost and those acquired from a business acquisition are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statement. In the case of assets acquired relating to Berna Products this is through the ‘Cost of Sales’ line item.

Intangible assets are tested for impairment when a trigger event occurs. Useful lives are also examined on an annual basis and adjustments, where applicable are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. Expenditure arising from development (or from the development phase of an internal project) is capitalised if, and only if, it satisfies all of six specified criteria. It is Management’s opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained.

Recoverable amount of non-current assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Freehold buildings	– 39 years
Leasehold buildings	– 15 years or term of lease if shorter
Laboratory and manufacturing equipment	– 4 to 7 years
Office equipment	– 3 to 5 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised. The Group does not capitalise interest charges on loans to fund the purchase of tangible fixed assets.

Inventories, excluding long-term contracts

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials	–	purchase cost on a first-in, first-out basis;
Finished goods and work-in-progress	–	cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Where the Group enters into transactions which meet the criteria for a sale and finance leaseback, the difference between the sale price of the asset and its previous carrying value is deferred and amortised over the lease term.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Foreign currency translation

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. All differences are taken to the income statement except where financing of a foreign subsidiary through long-term loans and deferred trading balances is intended to be as permanent as equity, such loans and inter-company balances are treated as part of the net investment and, as such, any exchange differences arising are dealt with as adjustments to reserves.

Assets and liabilities of overseas subsidiary and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as a component of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction. The Group has taken advantage of the provisions under IFRS 1 to avoid applying this to acquisitions made before the transition date.

Financial instruments

From time to time, the Group uses derivative financial instruments in the form of foreign currency contracts to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value with movements in fair value recorded in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The Group makes certain deposits in foreign currencies for fixed terms (”dual currency deposits”) which, at the option of the bank mature in that foreign currency or are converted to sterling at a pre-agreed exchange rate. The Group considers that such arrangements contain an embedded derivative element. The embedded derivative is therefore separated from the host contract and accounted for as a derivative (”financial instrument”) under IAS 39. It is initially stated in the balance sheet at cost. After initial recognition, it is measured at fair value with movements in fair value recorded in the income statement. A gain or loss arising from a change in the fair value of a financial asset or financial liability classified as at fair value through the profit or loss is recognised in the income statements.

Appendix 4.1
Restatement of Equity at 1 January 2004

	Reformatted UK GAAP at 1 January 2004 as previously reported	Opening balance sheet adjustments	1 January 2004 Restated under IFRS
	£m	£m	£m
Non-current assets
Goodwill	18.4	(2.8)	15.6
Other intangible assets	0.8	4.9	5.7
Property, plant and equipment	21.0	2.6	23.6
Other non-current assets	2.2	—	2.2

	42.4	4.7	47.1
Current assets
Inventory	18.2	—	18.2
Trade and other receivables	10.2	—	10.2
Liquid investments	7.5	—	7.5
Cash and cash equivalents	117.7	—	117.7

	153.6	—	153.6
Current liabilities
Short-term borrowings	(3.9)	—	(3.9)
Trade and other payables	(15.1)	—	(15.1)
Accruals and deferred income	(74.3)	(1.4)	(75.7)
Income tax payable	(0.3)	—	(0.3)
Short-term financial liabilities	(3.0)	—	(3.0)
Deferred and contingent consideration	(0.3)	—	(0.3)
Deferred tax provision	—	(0.3)	(0.3)

	(96.9)	(1.7)	(98.6)

Net current assets	56.7	(1.7)	55.0

Total assets less current liabilities	99.1	3.0	102.1

Non-current liabilities
Investment in Joint Venture	(0.3)	—	(0.3)
Long-term financial liabilities	(9.6)	—	(9.6)
Accruals and deferred income	(0.1)	(1.4)	(1.5)
Deferred and contingent consideration	(2.6)	—	(2.6)
Deferred tax provision	—	(1.6)	(1.6)

	(12.6)	(3.0)	(15.6)

	86.5	—	86.5

Shareholders' equity
Share capital	10.6	—	10.6
Share premium account	96.0	—	96.0
Retained earnings	(20.1)	—	(20.1)

Total shareholders' equity	86.5	—	86.5

Appendix 4.2
Restatement of Equity at 31 December 2004

	Reformatted UK GAAP at 31 December 2004 as previously reported	Total effect of transition to IFRS	31 December 2004 Restated under IFRS
	£m	£m	£m
Non-current assets
Goodwill	16.0	(0.6)	15.4
Other intangible assets	—	4.2	4.2
Property, plant and equipment	17.5	1.0	18.5
Other non-current assets	2.5	—	2.5

	36.0	4.6	40.6
Current assets
Inventory	6.0	—	6.0
Trade and other receivables	15.6	—	15.6
Liquid investments	9.3	—	9.3
Cash and cash equivalents	92.5	—	92.5

	123.4	—	123.4

Current liabilities
Short-term borrowings	(3.6)	—	(3.6)
Trade and other payables	(8.5)	(0.4)	(8.9)
Accruals and deferred income	(26.5)	(1.3)	(27.8)
Income tax payable	(4.6)	—	(4.6)
Short-term financial liabilities	(3.1)	—	(3.1)

	(46.3)	(1.7)	(48.0)

Net current assets	77.1	(1.7)	75.4

Total assets less current liabilities	113.1	2.9	116.0

Non-current liabilities
Investment in Joint Venture	(0.3)	—	(0.3)
Long-term financial liabilities	(6.3)	—	(6.3)
Deferred and contingent consideration	(0.5)	—	(0.5)
Deferred tax provision	—	(1.2)	(1.2)

	(7.1)	(1.2)	(8.3)

	106.0	1.7	107.7

Shareholders' equity
Share capital	10.7	—	10.7
Share premium account	97.8	—	97.8
Translation differences	—	(2.5)	(2.5)
Retained earnings	(2.5)	4.2	1.7

Total shareholders' equity	106.0	1.7	107.7

Appendix 4.3
Reconciliation of profit: UK GAAP to IFRS for the year ended 31 December 2004

	Reported under UK GAAP	Total effect of transition to IFRS	Restated under IFRS
	£m	£m	£m
Revenue	85.5	—	85.5
Cost of sales	(34.3)	(0.7)	(35.0)

Gross profit/(loss)	51.2	(0.7)	50.5

Research and development costs	(28.9)	(0.5)	(29.4)
Sales and marketing costs	(2.7)	(0.1)	(2.8)
Administrative costs (including costs relating to Canton plant impairment and restructuring costs)	(7.7)	2.1	(5.6)
Other operating income: Settlement of Canton agreement	10.2	—	10.2

Operating profit	22.1	0.8	22.9

Non-operating income	0.2	—	0.2
Finance income	4.8	—	4.8
Finance costs	(0.9)	—	(0.9)

Profit on ordinary activities before taxation	26.2	0.8	27.0

Taxation	(6.4)	(1.2)	(7.6)

Profit on ordinary activities after taxation	19.8	(0.4)	19.4

Appendix 4.4
Reconciliation of profit: UK GAAP to IFRS for the period ended 31 March 2004

	Reported under UK GAAP	Total effect of transition to IFRS	Restated under IFRS
	£m	£m	£m
Revenue	18.8	—	18.8
Cost of sales	(12.3)	(0.1)	(12.4)

Gross profit/(loss)	6.5	(0.1)	6.4

Research and development costs	(6.5)	(0.1)	(6.6)
Sales and marketing costs	(0.7)	—	(0.7)
Administrative costs (including costs relating to Canton plant impairment and restructuring costs)	(2.0)	0.5	(1.5)

Operating (loss)/profit	(2.7)	0.3	(2.4)

Finance income	0.8	—	0.8
Finance costs	(0.2)	—	(0.2)

(Loss)/profit on ordinary activities before taxation	(2.1)	0.3	(1.8)

Taxation	0.8	(0.3)	0.5

Loss on ordinary activities after taxation	(1.3)	—	(1.3)

Acambis expands manufacturing capability with acquisition of US-based fill/finish facility

Cambridge, UK and Cambridge, Massachusetts – 10 May 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has acquired a US-based fill/finish facility from BioReliance Corporation (“BioReliance”), a wholly owned subsidiary of Invitrogen Corporation (NASDAQ: IVGN).

With the acquisition, Acambis intends to develop a commercial-scale fill/finish capability suitable for many of the vaccines in its development pipeline, which includes the ACAM2000 and MVA3000 smallpox vaccines, ChimeriVax-JE, ChimeriVax-West Nile and C. difficile. This acquisition fits with Acambis’ strategy of creating a complete internal supply chain with the objective of enabling it to take a vaccine from development to market. Having a capability located entirely in the US is critical to enabling Acambis to provide support for the US Government’s wide-ranging biodefence and other preparedness initiatives. Worldwide, there is a very limited capacity for fill/finish of live, viral vaccines.

BioReliance was one of only two commercial contract manufacturers filling live, viral vaccines in the US. To acquire BioReliance’s fill/finish assets, Acambis will pay $3m up front and a further $4.5m in 12 equal instalments between 2006 and 2017. Acambis will also assume responsibility for the 12-year lease. No employees are being transferred to Acambis as a result of the transaction.

In addition to providing a fill/finish capability, the 58,000 sq ft stand-alone facility in Rockville, MD offers the capacity for small-scale manufacturing and process development, and includes approximately 14,000 sq ft of space for future expansion. The facility was completed in 2000 and is designed to produce liquid or lyophilised (freeze-dried) pharmaceutical goods at a scale sufficient for clinical trials. Acambis will undertake an expansion programme with the intention of establishing GMP-compliant fill/finish at a commercial-scale. This will involve an estimated capital investment of $4-6m. Acambis will ultimately recruit around 30 to 35 employees to be based at the facility, working primarily in Manufacturing Operations and Quality Assurance/Quality Control. Additional near-term operating costs are expected to be more than offset by savings in subcontractor costs in the medium to longer term.

Gordon Cameron, Chief Executive Officer of Acambis, said:

“We are now fully integrated for the first time with the capability to take a vaccine from concept to commercialisation. In securing this strategically important asset, we aim to gain greater control of our costs and timelines, and maximise value by retaining yet more of the manufacturing margin. We also intend to be able to conduct and complete production of our investigational ACAM2000 smallpox vaccine in the US, thus providing a turn-key solution for the future needs of US Government and Acambis.”

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
David Lawrence, Chief Financial Officer: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company's 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Holding in Company

Cambridge, UK and Cambridge, Massachusetts – 9 May 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has today received notification that as from 29 April 2005 Barclays PLC no longer held a notifiable interest in the share capital of Acambis.

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary Lyndsay Wright, VP, Communications and Investor Relations	Tel: +44 (0) 1223 275 300

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company’s 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Holding in Company

Cambridge, UK and Cambridge, Massachusetts – 10 May 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 9 May 2005, Acambis received notification that, as of the close of business on 6 May 2005, The Goldman Sachs Group, Inc., (“GS Inc”) of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 3,260,918 ordinary shares of 10p each, representing a 3.04% holding of Acambis’ issued share capital.

Of these 3,260,918 shares:

a)	the interest in 127,860 shares arose from an interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc, acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”);

b)	the interest in 1,198,100 shares arose from an interest held by a direct subsidiary of GS&Co. GS Inc, acting as custodian of 599,050 American Depositary Receipts (“ADRs”); these ADRs are, or will be, held at The Depositary Trust Company, New York;

c)	the interest in 47,630 shares arose from the interest held by GS&Co. a direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of GSSN; and

d)	the interest in 1,887,328 shares arose from a beneficial interest held by Goldman Sachs International a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States since 1999.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company’s 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Result of Annual General Meeting

Cambridge, UK – 11 May 2005 – At the Annual General Meeting of Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM), held today, all resolutions were passed.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary Lyndsay Wright, VP, Communications and Investor Relations	Tel: +44 (0) 1223 275 300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 May 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications